UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Duck Creek Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264120 106

(CUSIP Number)

Mark Babbe

Disco (Guernsey) Holdings L.P. Inc.

PO Box 656, East Wing, Trafalgar Court

Les Banques

St Peter Port, Guernsey GY1 3PP

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Disco (Guernsey) Holdings L.P. Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

1	Names of Reporting Persons Disco (Guernsey) GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

1	Names of Reporting Persons Apax VIII GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

Explanatory Note

This Amendment No. 4 (the “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on November 20, 2020, as amended and supplemented by Amendment No. 2 filed with the SEC on February 12, 2021, as amended and supplemented by Amendment No. 3 filed with the SEC on February 21, 2023 (as amended and supplemented by this Amendment, the “Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”) of Duck Creek Technologies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

This Amendment amends and restates Schedule A of the Schedule 13D in its entirety. The attached revised Schedule A sets forth the name, citizenship, present principal occupation or employment and business address of each director and executive officer of Disco (Guernsey) GP Co. Limited (“Disco GP”) and Apax VIII GP Co. Limited (“Apax VIII”).

Item 4.	Purpose of Transaction

This Amendment supplements the disclosure in Item 4 of the Schedule 13D by adding the following:

On March 30, 2023 (the “Closing Date”), Disco Parent, LLC (“Parent”) acquired the Issuer pursuant to that certain Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), by and among the Issuer, Parent and Disco Merger Sub, Inc., a direct, wholly owned subsidiary of Parent (“Merger Sub”). In accordance with the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding share of Common Stock (other than certain excluded shares) automatically converted into the right to receive $19.00 per share in cash, without interest. Consequently, the 31,606,952 shares of Common Stock beneficially owned by the Reporting Persons at the time of the Merger were converted into the right to receive the Merger Consideration, and the Reporting Persons no longer beneficially own any shares of Common Stock.

Upon the Merger, Jason Wright and Roy Mackenzie ceased to serve as members of the Board of the Issuer.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Effective as of the Closing Date, each of the Reporting Persons and the persons named on Schedule A did not beneficially own any shares of Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(e) Effective as of the Closing Date, following the Merger, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding the following:

Effective as of the Closing Date, the Voting Agreement terminated.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2023	Disco (Guernsey) Holdings L.P. Inc.

By: Disco (Guernsey) GP Co. Limited, its general partner

/s/ Mark Babbe
Name: Mark Babbe
Title: Authorized Signatory

Disco (Guernsey) GP Co. Limited

/s/ Mark Babbe
Name: Mark Babbe
Title: Authorized Signatory

Apax VIII GP Co. Limited

/s/ Jeremy Latham
Name: Jeremy Latham
Title: Director

[Signature Page to Schedule 13D/A]

SCHEDULE A

Disco (Guernsey) GP Co. Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Members of Board of Directors

Mark Babbe	PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port Guernsey GY1 3PP	Director	British

Gordon Purvis	PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port Guernsey GY1 3PP	Director	British

Simon March	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Head of Investor Services	British

A-1

Apax VIII GP Co. Limited

Name	Business Address	Principal Occupation or Employment	Citizenship

Members of Board of Directors

Jeremy Latham	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Executive Director	British

Martin Halusa	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	Austrian

Paul Meader	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

Simon Cresswell	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	General Counsel and Director	Australian

Andrew Guille	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

Elizabeth Burne	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

A-2